FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 27, 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 27, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009
 A conference call discussing these results will be webcast today at 8:30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 27 October 2009—ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property supplier, announces its unaudited financial results for the third quarter and nine months ended 30 September 2009.

Key Highlights
•	ARM has continued to outperform the semiconductor industry and gain market share
•	Strong processor licensing for applications such as smartphones, mobile computing and microcontrollers
•	ARM’s advanced physical IP at 28nm was licensed to a major foundry and a fabless semiconductor company
•	Sequentially improving operating margin to 31.7% and strong quarterly net cash generation of £28.2m
•	Reiterating guidance: ARM’s full-year 2009 dollar revenues to be at least in line with current market expectations

Q3 Financial Summary	Normalised*			IFRS
	Q3 2009	Q3 2008	% Change	Q3 2009	Q3 2008
Revenue ($m)	123.0	134.4	-8%	123.0	134.4
Revenue (£m)	75.2	71.7	+5%	75.2	71.7
Operating margin	31.7%	33.0%		9.6%	20.3%
Profit before tax (£m)	24.3	24.9	-2%	7.7	15.8
Earnings per share (pence)	1.34	1.38	-3%	0.53	0.88
Net cash generation (£m)**	28.2	22.5
Effective revenue fx rate ($/£)	1.64	1.88

YTD Financial Summary	Normalised*			IFRS
	YTD 2009	YTD 2008	% Change	YTD 2009	YTD 2008
Revenue ($m)	349.4	396.8	-12%	349.4	396.8
Revenue (£m)	219.8	204.6	+7%	219.8	204.6
Operating margin	28.8%	31.8%		11.8%	18.3%
Profit before tax (£m)	64.5	67.5	-5%	27.1	40.0
Earnings per share (pence)	3.66	3.73	-2%	1.79	2.05
Net cash generation (£m)**	53.3	62.7
Effective revenue fx rate ($/£)	1.59	1.94

Progress on key growth drivers
•	Growth in mobile applications
o	13 new processor licenses signed for high-performance mobile computers and smartphones
o	ARM licenses 2GHz dual Cortex-A9 processor for mobile computing applications
•	Growth beyond mobile
o	15 new processor licenses signed, including four next-generation processors, for a broad range of markets including digital TV, microcontrollers, hard disk drives and networking applications
o	Strong sequential growth in all target markets including 75% sequential increase in shipments of ARM-technology based microcontrollers due to market share gains and inventory restocking
•	Growth in new technology outsourcing
o	First leading fabless semiconductor company licenses ARM’s 28nm physical IP and, shortly after the quarter end, GLOBALFOUNDRIES also licenses 28nm physical IP

Warren East, Chief Executive Officer, said:
“Q3 was a good quarter for ARM. Despite pressure on customers’ R&D budgets we are pleased that continuing strong demand from industry leaders, combined with our broadest range of products and effective use of licensing models, has delivered a record number of processor licenses.  We are particularly encouraged by the licensing of ARM’s next generation processor technology, and by the first license to a leading fabless semiconductor company of ARM's advanced 28nm physical IP. Such agreements are the drivers of ARM’s long-term royalty growth, and as ARM becomes the technology of choice in smart, connected and low-power consumer electronic devices we continue to gain market share.

Once again we have demonstrated the resilience in the ARM business model; our improving revenue and disciplined cost control has delivered a sequential improvement in margins and profitability, as well as a high level of cash generation.”

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Outlook
Going into the final quarter of 2009, ARM is encouraged by the improving confidence in our customer-base, and we reiterate guidance that we expect group dollar revenues for the full year to be at least in line with current market expectations.

Although, in the short term, the trajectory of consumer demand for electronic devices remains unclear, looking ahead through 2010, ARM is well-positioned to take advantage of the generally anticipated improvements in the semiconductor industry.

Q3 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2009	Q3 2008	% Change	Q3 2009	Q3 2008	% Change
PD
Licensing	30.9	35.5	-13%	18.5	19.2	-4%
Royalties	53.1	55.2	-4%	32.3	29.2	11%
Total PD	84.0	90.7	-7%	50.8	48.4	5%
PIPD
Licensing	8.8	10.4	-16%	5.6	5.6	1%
Royalties[1]	9.2	11.0	-16%	5.7	5.9	-4%
Total PIPD	18.0	21.4	-16%	11.3	11.5	-2%
Development Systems	14.0	14.6	-4%	8.7	7.8	11%
Services	7.0	7.7	-9%	4.4	4.0	11%
Total Revenue	123.0	134.4	-8%	75.2	71.7	5%
1 Includes catch-up royalties in Q3 2009 of $nil million and in Q3 2008 of $1.7m (£0.9m).

YTD 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2009	YTD 2008	% Change	YTD 2009	YTD 2008	% Change
PD
Licensing	92.4	102.1	-9%	55.0	52.8	4%
Royalties	144.7	161.0	-10%	94.1	83.1	13%
Total PD	237.1	263.1	-10%	149.1	135.9	10%
PIPD
Licensing	26.7	34.8	-23%	16.2	17.9	-9%
Royalties[1]	25.1	29.7	-15%	16.1	15.4	5%
Total PIPD	51.8	64.5	-20%	32.3	33.3	-3%
Development Systems	38.8	44.9	-14%	25.1	23.1	9%
Services	21.7	24.3	-11%	13.3	12.3	8%
Total Revenue	349.4	396.8	-12%	219.8	204.6	7%
1 Includes catch-up royalties in YTD 2009 of $4.2m (£2.6m) and in YTD 2008 of $3.6m (£1.9m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliations of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 4.1 to 4.27.

**	Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments and acquisition consideration – see notes 4.14 to 4.18.
***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Daniel Thöle	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2009 were $123.0 million, down 8% versus Q3 2008.  Overall semiconductor industry revenues are forecast to have declined about 18%1 in the same period.

Sterling revenues of £75.2 million were up 5% compared with Q3 2008, due to the strengthening of the dollar against sterling (ARM’s effective rate in Q3 2009 was $1.64 compared to $1.88 in Q3 2008).

Year-to-date dollar revenues amounted to $349.4 million, down 12% on 2008.

License revenues
Total dollar license revenues in Q3 2009 declined by 14% year-on-year to $39.7m, representing 32% of group revenues.  License revenues comprised $30.9 million from PD and $8.8 million from PIPD.

ARM signed a record number of twenty-eight processor licenses during the quarter. Four of these licenses were for processors that are still under development and all of the revenue associated with these agreements goes into backlog and will be recognised in future quarters as engineering milestones are achieved.  Group backlog at the end of the quarter was up 3% sequentially.

Royalty revenues
Total dollar royalty revenues in Q3 2009 declined year-on-year by 6% to $62.3 million, representing 51% of group revenues. Royalty revenues comprised $53.1 million from PD and $9.2 million from PIPD.

Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD royalty revenues in Q3 2009 decreased 4% year-on-year.  This compares with industry revenues2 declining by 20% in the shipment period (i.e. Q2 2009 compared to Q2 2008), demonstrating ARM’s continuing market share gains over the last 12 months.

Total PIPD royalties of $9.2 million did not include any catch-up royalties; therefore underlying royalty revenues were at a similar level to the $9.3 million reported in Q3 2008, compared to the forecasted decline in overall foundry revenues3 of 21% in the corresponding period.

Development Systems and Service revenues
Sales of development systems in Q3 2009 were $14.0 million, a decrease of 4% year-on-year and representing 11% of group revenues.  However, development systems revenue increased sequentially which was partly due to two large software tools licenses being signed in the quarter. Given that deals of this type are infrequent in this division, development systems revenues in Q4 2009 are expected to be closer to the underlying quarterly revenue run-rate of $10-$12 million.

Service revenues in Q3 2009 were $7.0 million, a decrease of 9% year-on-year and representing 6% of group revenues.

Gross margins
Gross margins in Q3 2009, excluding the share-based compensation charge of £0.4 million (see below), were 92.9% compared to 91.2% in Q2 2009 and 89.9% in Q3 2008. The higher gross margin in Q3 2009 compared to Q2 is due primarily to the higher proportion of royalty and licensing revenue compared to development systems and services revenues.

1 Source: Gartner, September 2009
2 Source: Semiconductor Industry Association, August 2009
3 Source: Gartner, September 2009

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Operating expenses and operating margin
Normalised operating expenses (excluding acquisition-related, share-based compensation and restructuring charges) in Q3 2009 were £46.0 million compared to £43.1 million in Q2 2009 and £40.8 million in Q3 2008. Underlying costs continue to be carefully managed with group headcount at the end of the third quarter being approximately 2% lower than at the start of the year. The pay freeze that was implemented with effect from 1 January 2009 will remain in place for the rest of the year. Normalised operating expenses in Q4 2009 (assuming effective exchange rates similar to current levels) are expected to be £46-48 million.  During the third quarter ARM initiated the closing of its office in Leuven, Belgium resulting in a restructuring charge of £6.6 million.  This will give rise to an annualised saving of approximately £3 million.

Normalised research and development expenses were £21.5 million in Q3 2009, representing 29% of revenues, compared to £22.5 million in Q2 2009 and £15.7 million in Q3 2008. Normalised sales and marketing costs in Q3 2009 were £11.9 million, being 16% of revenues, compared to £11.6 million in Q2 2009 and £11.4 million in Q3 2008. Normalised general and administrative expenses in Q3 2009 were £12.6 million, representing 17% of revenues, compared to £9.0 million in Q2 2009 and £13.7 million in Q3 2008. Normalised operating margin in Q3 2009 was 31.7% (4.1) compared to 24.7% (4.3) in Q2 2009 and 33.0% (4.2) in Q3 2008.

Total operating expenses in Q3 2009 were £62.2 million (Q3 2008: £49.7 million) including amortisation of intangible assets and other acquisition-related charges of £3.6 million (Q3 2008: £4.8 million), £5.8 million (Q3 2008: £3.6 million) in relation to share-based compensation and related payroll taxes and restructuring charges of £6.6 million (Q3 2008: £0.4 million). Total share-based compensation and related payroll tax charges of £6.3 million in Q3 2009 were included within cost of revenues (£0.4 million), research and development (£3.8 million), sales and marketing (£1.2 million) and general and administrative (£0.9 million). Normalised income statements for Q3 2009 and Q3 2008 are included in notes 4.24 and 4.25 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Earnings and taxation
Profit before tax in Q3 2009 was £7.7 million compared to £15.8 million in Q3 2008. After adjusting for acquisition-related, share-based compensation and restructuring charges, normalised profit before tax in Q3 2009 was £24.3 million (4.6) compared to £24.9 million (4.7) in Q3 2008.  The Group's effective normalised tax rate in Q3 2009 was 28.1% (IFRS: 10.1%) giving a year-to-date normalised tax rate of 26.6% (IFRS: 14.9%). The tax rate under IFRS is lower than the normalised tax rate due primarily to the impact of tax credits arising on share-based compensation.

In Q3 2009, fully diluted earnings per share prepared under IFRS were 0.53 pence (2.54 cents per ADS****) compared to earnings per share of 0.88 pence (4.70 cents per ADS****) in Q3 2008. Normalised fully diluted earnings per share in Q3 2009 were 1.34 pence (4.19) per share (6.44 cents per ADS****) compared to 1.38 pence (4.20) (7.41 cents per ADS****) in Q3 2008.

Balance sheet
Intangible assets at 30 September 2009 were £550.8 million, comprising goodwill of £521.7 million and other intangible assets of £29.1 million, compared to £506.9 million and £32.9 million respectively at 30 June 2009.

Total accounts receivable were £56.1 million at 30 September 2009, comprising £45.3 million of trade receivables and £10.8 million of amounts recoverable on contracts, compared to £56.6 million at 30 June 2009, comprising £45.7 million of trade receivables and £10.9 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 43 at 30 September 2009 compared to 47 at 30 June 2009 and 49 at 31 December 2008.

Cash flow
Net cash at 30 September 2009 was £121.7 million (4.11) compared to £88.2 million (4.12) at 30 June 2009. Normalised free cash flow in Q3 2009 was £28.2 million (4.14).

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Operating review

Backlog
Group order backlog at the end of Q3 2009 increased 3% sequentially, with processor backlog up about 10% sequentially.  Following licensing activity early in Q4, group order backlog is about 10% higher than at the half year.

Processor licensing
A total of twenty-eight processor licenses were signed in Q3.  Non-mobile devices continue to be a major driver for processor licenses and fifteen of the new processor licenses were signed for a broad range of digital products such as automotive, digital TV, microcontrollers, networking and storage.  The remaining thirteen licenses were acquired for use in application and baseband processors in mobile computers and smartphones.

Twenty-three of the licenses were for ARM’s advanced Cortex and Mali™ graphics processors of which eight licenses were signed for the Cortex-A family processors for use in consumer electronics and mobile computing applications, including a license for ARM’s 2GHz implementation of a dual core Cortex-A9 processor.  Thirteen of the licenses were signed for the Cortex-R and Cortex-M family of processors, for use in embedded applications, including four lead licenses for processors that are still under development.

Although semiconductor companies are generally maintaining their new product development activity, many have constrained R&D budgets in 2009.  ARM has met the continuing demand for its products by, in some cases, offering term and single-use licenses.  Typically, these licenses have a lower upfront fee but a higher on-going royalty rate.  During the quarter, ARM signed a record number of licenses; with a higher proportion than usual for single-use and term, rather than perpetual multi-use.

Q3 2009 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total
ARM7				172
ARM9		4	4	258
ARM11	1		1	72
Cortex-A	6	2	8	29
Cortex-R	3		3	17
Cortex-M	10		10	44
Mali	2		2	25
Other				24
Total	22	6	28	641

Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD royalty revenues in Q3 2009 declined 4% year-on-year.  This compares with industry revenues declining by about 20% in the shipment period (i.e. Q2 2009 compared to Q2 2008), demonstrating ARM’s market share gains over the last 12 months.

This revenue came from the sales of over 1.0 billion ARM technology-based chips.  The ARM11™ family represents 5% of total unit shipments, with the ARM7™ and ARM9™ families now representing 54% and 40% of total shipments respectively.   The Cortex family represents 1% of total unit shipments, and the first royalties were received for shipments of Cortex-A9 technology-based chips.

ARM continued to gain share in non-mobile end-markets.  Shipments of ARM-based microcontrollers grew 75% sequentially, compared to 30% for the overall microcontroller market.  Part of this growth was due to an increase in sales of Cortex-M3 based chips.  These chips go into a wide range of price sensitive markets such as toys, white-goods and industrial controllers.  This strong sequential growth in low-cost microcontrollers has resulted in the average royalty rate decreasing to 5.3c in the quarter from 5.7c in the prior quarter and 5.5c in the same quarter last year.

The increasing penetration of smartphones continues to benefit ARM.  In Q2 smartphone shipments grew about 25% year-on-year, whilst overall mobile phone shipments declined about 5%.  For the quarter, ARM achieved an average of 2.1 ARM technology-based chips per mobile handset, up from 2.0 in the previous quarter.  Over the last few months more new smartphones and mobile computers based on Cortex-A technology were announced by OEMs including Acer, Dell, HTC, Nokia and Sharp.

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Q3 2009 Processor Royalty Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	54%	Mobile	64%
ARM9	40%	Enterprise	16%
ARM11	5%	Home	5%
Cortex	1%	Embedded	15%

PIPD licensing
ARM signed eight physical IP licenses in Q3 for technologies at process nodes from 180nm to 28nm for a wide range of ARM products including platforms of physical IP technology components and also additional standard cell libraries and memories.

The base of platform licenses for physical IP drives ARM’s future royalty potential.  During the quarter the first leading fabless semiconductor company licensed a platform of ARM's advanced 28nm physical IP. Shortly after the end of the quarter, GLOBALFOUNDRIES also licensed a platform of ARM's 28nm physical IP.  ARM's strategy of developing advanced physical IP at the leading edge of semiconductor manufacturing is addressing the growing need by foundries and their customers to reduce development costs and time to market, whilst improving yield and power efficiency.

Demand for new platforms at more mature nodes also continues and ARM signed an agreement to develop a platform at 40nm.  ARM also signed an agreement to update an existing platform at 180nm.  At the end of the quarter ARM had signed 65 platform licenses.

Q3 2009 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty Bearing Platforms
	(nm)		(nm)	at Each Node
New Platform Licenses	32/28 45/40	1* 1	32/28	5*
			45/40	7
Platform Updates	180	1	65	10
Standard Cell and Memories	45/40	4	90	10
	180	1	130	13
Quarter Total		8	180 to 250	20
Cumulative Total		433	Total	65
* GLOBALFOUNDRIES license was signed early in Q4.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and Chartered.  Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.

Underlying PIPD royalties in Q3 2009 were $9.2 million, up about 80% sequentially and at a similar level to the $9.3 million reported in Q3 2008.  PIPD demonstrates continuing market share gain as industry revenues declined 20% compared to a year ago4.  In addition, ARM received its first 45nm and 40nm royalties from two leading foundries.

People
At 30 September 2009, ARM had 1,709 full-time employees, a net reduction of 31 since the start of the year. At the end of Q3, the group had 649 employees based in the UK, 494 in the US, 224 in Continental Europe, 260 in India and 82 in the Asia Pacific region.  As mentioned in the Financial Review, ARM’s office in Leuven will be closing in Q4 leading to a reduction of 24 full-time employees.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results for the first nine months of 2009 and beyond are noted within the Annual Report on Form 20-F for the fiscal year ended 31 December 2008.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market.

4 Source: Gartner, September 2009

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ARM Holdings plc
Third Quarter and Nine Months Results
Consolidated income statement – IFRS

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	30 September 2009	30 September 2008	30 September 2009	30 September 2008
	Unaudited	Unaudited	Unaudited	Unaudited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	70,717	67,677	206,536	192,266
Service revenues	4,443	3,987	13,304	12,301
Total revenues	75,160	71,664	219,840	204,567

Cost of revenues
Product costs	(3,661)	(5,492)	(13,600)	(16,650)
Service costs	(2,114)	(1,985)	(6,458)	(5,998)
Total cost of revenues	(5,775)	(7,477)	(20,058)	(22,648)

Gross profit	69,385	64,187	199,782	181,919

Research and development	(27,094)	(21,002)	(81,833)	(63,050)
Sales and marketing	(15,030)	(13,827)	(45,466)	(40,635)
General and administrative	(20,026)	(14,825)	(46,440)	(40,730)
Total operating expenses, net	(62,150)	(49,654)	(173,739)	(144,415)

Profit from operations	7,235	14,533	26,043	37,504
Investment income	467	1,235	1,207	2,486
Interest payable	(37)	(13)	(113)	(40)

Profit before tax	7,665	15,755	27,137	39,950
Tax	(774)	(4,485)	(4,039)	(13,583)

Profit for the period	6,891	11,270	23,098	26,367

Earnings per share
Basic and diluted earnings	6,891	11,270	23,098	26,367

Number of shares (‘000)
Basic weighted average number of shares	1,268,613	1,260,265	1,262,735	1,268,563
Effect of dilutive securities: Share options and awards	32,489	20,792	29,399	20,123
Diluted weighted average number of shares	1,301,102	1,281,057	1,292,134	1,288,686

Basic EPS (pence)	0.5	0.9	1.8	2.1
Diluted EPS (pence)	0.5	0.9	1.8	2.0

Diluted earnings per ADS (cents)	2.5	4.7	8.6	10.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 September	31 December
	2009	2008
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	44,475	76,502
Short-term investments	75,404	471
Short-term marketable securities	1,810	1,816
Embedded derivatives	3,375	12,298
Accounts receivable (see note 3)	56,111	76,914
Prepaid expenses and other assets	25,050	23,134
Current tax assets	1,803	621
Inventories: finished goods	1,820	1,972
Total current assets	209,848	193,728

Non-current assets:
Financial assets: Available-for-sale investments	4,846	1,167
Prepaid expenses and other assets	2,088	2,102
Property, plant and equipment	13,862	14,197
Goodwill	521,747	567,844
Other intangible assets	29,070	45,082
Deferred tax assets	39,412	24,063
Total non-current assets	611,025	654,455

Total assets	820,873	848,183

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	2,173	6,953
Fair value of currency exchange contracts	176	18,457
Current tax liabilities	21,655	15,655
Accrued and other liabilities	41,762	35,646
Deferred revenue	33,620	29,906
Total current liabilities	99,386	106,617

Net current assets	110,462	87,111

Non-current liabilities:
Deferred tax liabilities	642	1,223
Total liabilities	100,028	107,840

Net assets	720,845	740,343

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	217,949	182,008
Revaluation reserve	(159)	(285)
Cumulative translation adjustment	89,331	144,896
Total equity	720,845	740,343

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS
		Share	Share
	Share	premium	option	Retained
	capital	account	reserve	earnings
	£’000	£’000	£’000	£’000

At 1 January 2008 (audited)	672	351,578	61,474	185,125
Profit for the period (9M 2008)	−	−	−	26,367
Other comprehensive income:
Realised gain on available-for-sale investment	−	−	−	−
Unrealised holding losses on available-for-sale investments	−	−	−	−
Currency translation adjustment	−	−	−	−
Total comprehensive income for the nine month period	−	−	−	26,367
Dividends	−	−	−	(15,267)
Credit in respect of employee share schemes	−	−	−	11,237
Movement on tax arising on share options	−	−	−	(1,420)
Purchase of own shares	−	−	−	(37,043)
Proceeds from sale of own shares	−	−	−	5,421
	−	−	−	(37,072)
At 30 September 2008 (unaudited)	672	351,578	61,474	174,420

At 1 January 2009 (audited)	672	351,578	61,474	182,008
Profit for the period (9M 2009)	−	−	−	23,098
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−
Currency translation adjustment	−	−	−	−
Total comprehensive income for the nine month period	−	−	−	23,098
Dividends	−	−	−	(16,634)
Credit in respect of employee share schemes	−	−	−	13,294
Movement on tax arising on share options	−	−	−	5,577
Proceeds from sale of own shares	−	−	−	10,606
	−	−	−	12,843
At 30 September 2009 (unaudited)	672	351,578	61,474	217,949

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS
		Share	Share			Cumulative
	Share	premium	option	Retained	Revaluation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2008 (audited)	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Profit for the period (9M 2008)	−	−	−	26,367	−	−	26,367
Other comprehensive income:
Realised gain on available-for-sale investment	−	−	−	−	214	−	214
Unrealised holding losses on available-for-sale investments	−	−	−	−	(137)	−	(137)
Currency translation adjustment	−	−	−	−	−	53,111	53,111
Total comprehensive income for the nine month period	−	−	−	26,367	77	53,111	79,555
Dividends	−	−	−	(15,267)	−	−	(15,267)
Credit in respect of employee share schemes	−	−	−	11,237	−	−	11,237
Movement on tax arising on share options	−	−	−	(1,420)	−	−	(1,420)
Purchase of own shares	−	−	−	(37,043)	−	−	(37,043)
Proceeds from sale of own shares	−	−	−	5,421	−	−	5,421
	−	−	−	(37,072)	−	−	(37,072)
At 30 September 2008 (unaudited)	672	351,578	61,474	174,420	(137)	33,638	621,645

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the period (9M 2009)	−	−	−	23,098	−	−	23,098
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	126	−	126
Currency translation adjustment	−	−	−	−	−	(55,565)	(55,565)
Total comprehensive income for the nine month period	−	−	−	23,098	126	(55,565)	(32,341)
Dividends	−	−	−	(16,634)	−	−	(16,634)
Credit in respect of employee share schemes	−	−	−	13,294	−	−	13,294
Movement on tax arising on share options	−	−	−	5,577	−	−	5,577
Proceeds from sale of own shares	−	−	−	10,606	−	−	10,606
	−	−	−	12,843	−	−	12,843
At 30 September 2009 (unaudited)	672	351,578	61,474	217,949	(159)	89,331	720,845

10 of 18

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Nine months ended 30 September 2009	Nine months ended 30 September 2008
	Unaudited	Unaudited
	£’000	£’000

Profit for the period	23,098	26,367
Other comprehensive income:
Realised gain on available-for-sale investment (net of tax of £84,000)	−	214
Unrealised holding gain/(losses) on available-for-sale investments (net of tax of £nil)	126	(137)
Foreign exchange difference on consolidation	(55,565)	53,111
Other comprehensive (loss)/income for the period	(55,439)	53,188
Total comprehensive (loss)/income for the period	(32,341)	79,555

11 of 18

Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 September 2009 and 31 December 2008, consolidated income statements for the quarters and nine months ended 30 September 2009 and 2008, and consolidated statements of changes in shareholders’ equity and comprehensive income for the nine months ended 30 September 2009 and 2008, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2008.

(2) Share-based compensation charges and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 September 2009 are total share-based payment costs of £6.3 million (2008: £3.9 million), allocated £0.4 million (2008: £0.3 million) in cost of revenues, £3.8 million (2008: £2.6 million) in research and development costs, £1.2 million (2008: £0.5 million) in sales and marketing costs and £0.9 million (2008: £0.5 million) in general and administrative costs.

Included within the consolidated income statement for the nine months ended 30 September 2009 are total share-based payment costs of £16.7 million (2008: £11.6 million), allocated £1.2 million (2008: £0.8 million) in cost of revenues, £10.0 million (2008: £7.8 million) in research and development costs, £3.2 million (2008: £1.5 million) in sales and marketing costs and £2.3 million (2008: £1.5 million) in general and administrative costs.

Also included within operating costs for the quarter ended 30 September 2009 is amortisation of intangibles acquired on business combinations of £3.6 million (2008: £4.8 million), allocated £1.8 million (2008: £2.6 million) in research and development costs, £1.8 million (2008: £2.0 million) in sales and marketing costs and £nil (2008: £0.2 million) in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 30 September 2009 are £10.8 million (31 December 2008: £17.9 million) of amounts recoverable on contracts.

12 of 18

(4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(4.1)	(4.2)	(4.3)	(4.4)	(4.5)
	Q3 2009	Q3 2008	Q2 2009	9M 2009	9M 2008

Profit from operations (IFRS)	7,235	14,533	6,112	26,043	37,504
Restructuring costs	6,557	395	157	7,991	1,582
Acquisition-related charge – amortisation of intangibles	3,644	4,812	4,021	12,068	14,137
Acquisition-related charge – other payments	114	64	114	342	224
Share-based compensation and related payroll taxes	6,283	3,854	5,757	16,737	11,611
Impairment of available-for-sale security	−	−	48	412	−
Gain on disposal of available-for-sale security	−	−	(224)	(224)	−
Normalised profit from operations	23,833	23,658	15,985	63,369	65,058
As % of revenue	31.7%	33.0%	24.7%	28.8%	31.8%

	(4.6)	(4.7)	(4.8)	(4.9)	(4.10)
	Q3 2009	Q3 2008	Q2 2009	9M 2009	9M 2008

Profit before tax (IFRS)	7,665	15,755	6,403	27,137	39,950
Restructuring costs	6,557	395	157	7,991	1,582
Acquisition-related charge – amortisation of intangibles	3,644	4,812	4,021	12,068	14,137
Acquisition-related charge – other payments	114	64	114	342	224
Share-based compensation and related payroll taxes	6,283	3,854	5,757	16,737	11,611
Impairment of available-for-sale security	−	−	48	412	−
Gain on disposal of available-for-sale security	−	−	(224)	(224)	−
Normalised profit before tax	24,263	24,880	16,276	64,463	67,504

	(4.11)	(4.12)	(4.13)
	30 September 2009	30 June 2009	31 December 2008

Cash and cash equivalents	44,475	49,268	76,502
Short-term investments	75,404	37,180	471
Short-term marketable securities	1,810	1,769	1,816
Normalised cash	121,689	88,217	78,789

	(4.14)	(4.15)	(4.16)	(4.17)	(4.18)
	Q3 2009	Q3 2008	Q2 2009	9M 2009	9M 2008

Normalised cash at end of period (as above)	121,689	66,019	88,217	121,689	66,019
Less: Normalised cash at beginning of period	(88,217)	(50,644)	(91,345)	(78,789)	(51,323)
Add back: Cash outflow from acquisitions (net of cash acquired)	1,346	185	1,080	5,063	2,566
Add back: Cash outflow from payment of dividends	−	−	16,634	16,634	15,267
Add back: Cash outflow from purchase of own shares	−	8,595	−	−	37,043
Less: Cash inflow from exercise of share options	(6,598)	(1,703)	(2,335)	(10,606)	(5,421)
Less: Cash inflow from sale of available-for-sale investments	−	−	(663)	(663)	(1,478)
Normalised cash generation	28,220	22,452	11,588	53,328	62,673

	(4.19)		(4.20)		(4.21)		(4.22)		(4.23)
	Q3 2009		Q3 2008		Q2 2009		9M 2009		9M 2008

Profit for the period (IFRS)	6,891		11,270		6,422		23,098		26,367
Restructuring costs	6,557		395		157		7,991		1,582
Acquisition-related charge – amortisation of intangibles	3,644		4,812		4,021		12,068		14,137
Acquisition-related charge – other payments	114		64		114		342		224
Share-based compensation and related payroll taxes	6,283		3,854		5,757		16,737		11,611
Impairment of available-for-sale security	−		−		48		412		−
Gain on disposal of available-for-sale security	−		−		(224)		(224)		−
Estimated tax impact of above charges	(6,033)		(2,653)		(4,036)		(13,117)		(5,805)
Normalised profit	17,456		17,742		12,259		47,307		48,116
Dilutive shares (‘000)	1,301,102		1,281,057		1,290,352		1,292,134		1,288,686
Normalised diluted EPS	1.34	p	1.38	p	0.95	p	3.66	p	3.73	p

13 of 18

(4.24) Normalised income statement for Q3 2009

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	70,717	−	70,717	−	−	−	70,717
Service revenues	4,443	−	4,443	−	−	−	4,443
Total revenues	75,160	−	75,160	−	−	−	75,160

Cost of revenues
Product costs	(3,661)	−	(3,661)	−	−	−	(3,661)
Service costs	(1,680)	(434)	(2,114)	−	−	−	(2,114)
Total cost of revenues	(5,341)	(434)	(5,775)	−	−	−	(5,775)

Gross profit	69,819	(434)	69,385	−	−	−	69,385

Research and development	(21,542)	(3,772)	(25,314)	(1,780)	−	−	(27,094)
Sales and marketing	(11,859)	(1,196)	(13,055)	(1,861)	(114)	−	(15,030)
General and administrative	(12,585)	(881)	(13,466)	(3)	−	(6,557)	(20,026)
Total operating expenses	(45,986)	(5,849)	(51,835)	(3,644)	(114)	(6,557)	(62,150)

Profit from operations	23,833	(6,283)	17,550	(3,644)	(114)	(6,557)	7,235
Investment income	467	−	467	−	−	−	467
Interest payable	(37)	−	(37)	−	−	−	(37)

Profit before tax	24,263	(6,283)	17,980	(3,644)	(114)	(6,557)	7,665
Tax	(6,807)	2,800	(4,007)	1,364	32	1,837	(774)

Profit for the period	17,456	(3,483)	13,973	(2,280)	(82)	(4,720)	6,891

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,301,102		1,301,102				1,301,102
Earnings per share – pence	1.34		1.07				0.53

ADSs outstanding (‘000)	433,701		433,701				433,701
Earnings per ADS – cents	6.44		5.15				2.54

14 of 18

(4.25) Normalised income statement for Q3 2008

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	67,677	−	67,677	−	−	−	67,677
Service revenues	3,987	−	3,987	−	−	−	3,987
Total revenues	71,664	−	71,664	−	−	−	71,664

Cost of revenues
Product costs	(5,492)	−	(5,492)	−	−	−	(5,492)
Service costs	(1,712)	(273)	(1,985)	−	−	−	(1,985)
Total cost of revenues	(7,204)	(273)	(7,477)	−	−	−	(7,477)

Gross profit	64,460	(273)	64,187	−	−	−	64,187

Research and development	(15,690)	(2,600)	(18,290)	(2,658)	(54)	−	(21,002)
Sales and marketing	(11,365)	(477)	(11,842)	(1,985)	−	−	(13,827)
General and administrative	(13,747)	(504)	(14,251)	(169)	(10)	(395)	(14,825)
Total operating expenses	(40,802)	(3,581)	(44,383)	(4,812)	(64)	(395)	(49,654)

Profit from operations	23,658	(3,854)	19,804	(4,812)	(64)	(395)	14,533
Investment income	1,235	−	1,235	−	−	−	1,235
Interest payable	(13)	−	(13)	−	−	−	(13)

Profit before tax	24,880	(3,854)	21,026	(4,812)	(64)	(395)	15,755
Tax	(7,138)	644	(6,494)	1,828	23	158	(4,485)

Profit for the period	17,742	(3,210)	14,532	(2,984)	(41)	(237)	11,270

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,281,057		1,281,057				1,281,057
Earnings per share – pence	1.38		1.13				0.88

ADSs outstanding (‘000)	427,019		427,019				427,019
Earnings per ADS – cents	7.41		6.07				4.70

15 of 18

(4.26) Normalised income statement for 9M 2009

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Disposal / impairment of investments	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	206,536	−	206,536	−	−	−	−	206,536
Service revenues	13,304	−	13,304	−	−	−	−	13,304
Total revenues	219,840	−	219,840	−	−	−	−	219,840

Cost of revenues
Product costs	(13,600)	−	(13,600)	−	−	−	−	(13,600)
Service costs	(5,282)	(1,176)	(6,458)	−	−	−	−	(6,458)
Total cost of revenues	(18,882)	(1,176)	(20,058)	−	−	−	−	(20,058)

Gross profit	200,958	(1,176)	199,782	−	−	−	−	199,782

Research and development	(65,875)	(10,036)	(75,911)	(5,922)	−	−	−	(81,833)
Sales and marketing	(35,810)	(3,183)	(38,993)	(6,131)	(342)	−	−	(45,466)
General and administrative	(35,904)	(2,342)	(38,246)	(15)	−	(188)	(7,991)	(46,440)
Total operating expenses	(137,589)	(15,561)	(153,150)	(12,068)	(342)	(188)	(7,991)	(173,739)

Profit from operations	63,369	(16,737)	46,632	(12,068)	(342)	(188)	(7,991)	26,043
Investment income	1,207	−	1,207	−	−	−	−	1,207
Interest payable	(113)	−	(113)	−	−	−	−	(113)

Profit before tax	64,463	(16,737)	47,726	(12,068)	(342)	(188)	(7,991)	27,137
Tax	(17,156)	6,205	(10,951)	4,521	96	53	2,242	(4,039)

Profit for the period	47,307	(10,532)	36,775	(7,547)	(246)	(135)	(5,749)	23,098

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,292,134		1,292,134					1,292,134
Earnings per share – pence	3.66		2.85					1.79

ADSs outstanding (‘000)	430,711		430,711					430,711
Earnings per ADS – cents	17.57		13.66					8.58

16 of 18

(4.27) Normalised income statement for 9M 2008

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	192,266	−	192,266	−	−	−	192,266
Service revenues	12,301	−	12,301	−	−	−	12,301
Total revenues	204,567	−	204,567	−	−	−	204,567

Cost of revenues
Product costs	(16,650)	−	(16,650)	−	−	−	(16,650)
Service costs	(5,190)	(808)	(5,998)	−	−	−	(5,998)
Total cost of revenues	(21,840)	(808)	(22,648)	−	−	−	(22,648)

Gross profit	182,727	(808)	181,919	−	−	−	181,919

Research and development	(47,261)	(7,810)	(55,071)	(7,782)	(197)	−	(63,050)
Sales and marketing	(33,297)	(1,478)	(34,775)	(5,861)	1	−	(40,635)
General and administrative	(37,111)	(1,515)	(38,626)	(494)	(28)	(1,582)	(40,730)
Total operating expenses	(117,669)	(10,803)	(128,472)	(14,137)	(224)	(1,582)	(144,415)

Profit from operations	65,058	(11,611)	53,447	(14,137)	(224)	(1,582)	37,504
Investment income	2,486	−	2,486	−	−	−	2,486
Interest payable	(40)	−	(40)	−	−	−	(40)

Profit before tax	67,504	(11,611)	55,893	(14,137)	(224)	(1,582)	39,950
Tax	(19,388)	(212)	(19,600)	5,363	77	577	(13,583)

Profit for the period	48,116	(11,823)	36,293	(8,774)	(147)	(1,005)	26,367

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,288,686		1,288,686				1,288,686
Earnings per share – pence	3.73		2.82				2.05

ADSs outstanding (‘000)	429,562		429,562				429,562
Earnings per ADS – cents	19.97		15.06				10.94

17 of 18

Notes

The results shown for Q3 2009, Q2 2009 and Q3 2008 are unaudited. The results shown for FY 2008 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2008 were approved by the Board of directors on 2 April 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q3 2009 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the financial year ended 31 December 2008 and in the Annual Report on Form 20-F for the financial year ended 31 December 2008.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the financial year ended 31 December 2008 including (without limitation) under the caption “Risk Factors” (on pages 5 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.